Exhibit 99.1

SANDSTORM GOLD ANNOUNCES MERGER OF LUNA GOLD & JDL GOLD

Vancouver, British Columbia — February 1, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that Luna Gold Corp. (“Luna Gold”) and JDL Gold Corp. (“JDL”) have entered into an arrangement agreement (the “Agreement”) to combine their businesses, creating a multi-asset mining company (the “Transaction”). Under the terms of the Agreement, JDL will acquire all of the outstanding shares of Luna Gold pursuant to a plan of arrangement. The combined company intends to change its name to Trek Mining Inc. (“Trek” or “Trek Mining”) with Christian Milau from Luna Gold as CEO and Executive Director and Greg Smith from JDL as President and Executive Director.

Trek Mining will be well-funded with approximately US$50 million in cash and no cash debt, and will be strongly positioned to advance Luna Gold’s Aurizona gold project (“Aurizona” or the “Aurizona Project”) to production. Sandstorm holds a 3% to 5% sliding scale net smelter returns (“NSR”) royalty on Aurizona and at gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. The Transaction is also expected to accelerate exploration at Aurizona with a focus on the drill-ready targets directly along strike of the existing reserves and resources at the Piaba open pit. In addition to the sliding scale royalty on Aurizona, Sandstorm holds a 2% NSR royalty on greenfields properties owned by Luna Gold. The greenfields exploration ground is adjacent to the Aurizona Project and is under option to AngloGold Ashanti Holdings plc (“AngloGold”).

Concurrent with the closing of the Transaction, the term debt facility that is due from Luna to Sandstorm in the amount of US$20 million plus accrued interest, will be settled in equity or a combination of cash and equity of Trek Mining. Sandstorm will continue to hold the US$30 million convertible debt facility that is due from Luna.

Sandstorm’s President & CEO Nolan Watson remarked, “As a material stakeholder in Luna, we are pleased with the proposed merger between Luna Gold and JDL and we fully support the proposal.” Watson continued, “Trek will be a well-capitalized company with a strong management team and we expect to see the Aurizona Project take meaningful steps toward production.”

About the Aurizona Project

The Aurizona Project is located in northeastern Brazil and produced gold from 2010 until late 2015 when it was placed on care and maintenance. The Aurizona Project produced a total of 329,042 ounces of gold at an average grade of 1.28 grams per tonne (“g/t”) and average recoveries of 88%. Remaining Proven & Probable Reserves are estimated at 18.6 million tonnes at 1.62 g/t for 969,000 ounces of gold, with Measured & Indicated Resources (inclusive of reserves) of 29.9 million tonnes at 1.67 g/t for 1,599,400 ounces of gold.1

A Pre-feasibility Study for the Aurizona Project, completed in September 2016, is based on a new mine plan and mineral reserve estimate and outlines the design of an open-pit gold mine with the following attributes:2

•	Production profile: 150,000 ounces of gold per year for the first five years, with an initial 6.5-year mine life;
•	Robust returns: After-tax internal rate of return of 34% at $1,250/oz ($1,350/oz: 40%);
•	Value: After-tax net present value (5% discount rate) of $201 million at $1,250/oz ($1,350/oz: $256 million);
•	Low capex: Leveraging significant existing infrastructure at site results in capital benefits, with initial capital costs estimated at $146 million, including a new mining fleet, and life-of-mine sustaining capital estimated at $47 million; and
•	Low all-in sustaining costs: Estimated at $708/oz of gold produced.

Completion of a feasibility study for Aurizona is expected around the end of Q1-2017 followed by an 18-month construction period, with the first gold pour targeted for year-end 2018.2

The Aurizona Project constitutes a large land package totaling approximately 241,400 hectares that includes the Aurizona mining license, brownfields exploration properties proximal to the Aurizona mine site, and earlier-stage greenfields exploration properties that are under option to AngloGold.

Near-mine, drill-ready exploration targets include Piaba West, which has the potential to extend the existing Piaba deposit 400 metres to the southwest, and Tatajuba. The Tatajuba target is situated on the same Piaba structure and represents a potential four-km extension along strike from Piaba West. An application is underway to convert Tatajuba to a mining permit with the objective of expediting exploration of this target.

The greenfields land position covers approximately 191,426 hectares and is subject to a Joint Venture Agreement with AngloGold, whereby AngloGold can earn a 70% interest in the greenfields land position by spending $14 million on exploration over a four-year period. AngloGold commenced exploration in August 2016 and is currently undertaking extensive airborne surveys over the entire land package, including the brownfields properties and the Aurizona mine site.

Qualified Persons

David Laing, BSc, MIMMM, Luna Gold’s COO, and Scott Heffernan, MSc, P.Geo. Luna Gold’s EVP Exploration are the Qualified Persons under NI 43-101 for Luna Gold and have reviewed, approved and verified the technical content of this news release as it relates to Luna Gold’s Aurizona Project.

Note 1 - The Mineral Reserve estimate has an effective date of June 21, 2016 and is based on the Mineral Resource Estimate effective April 30, 2016. See the “Pre-feasibility Study on Aurizona Mine Project, Maranhão, Brazil, NI 43-101 Technical Report” completed by Lycopodium Minerals Canada Ltd. with an effective date of September 12, 2016, which is available at www.lunagold.com and on www.sedar.com. See Cautionary Notes regarding Estimates of Measured, Indicated and Inferred Mineral Resources.

Note 2 - See the “Pre-feasibility Study on Aurizona Mine Project, Maranhão, Brazil, NI 43-101 Technical Report” completed by Lycopodium Minerals Canada Ltd. with an effective date of September 12, 2016, which is available at www.lunagold.com and on www.sedar.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 142 streams and royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2015 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178